UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Second Bancorp Incorporated

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

813114105

(CUSIP Number)

R.L. (Rick) Blossom

Second Bancorp Incorporated

108 Main Avenue SW

Warren, Ohio 44482

(330) 841-0123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 813114105

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Sky Financial Group, Inc., EIN #: 34-1372535

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .............................

6.	Citizenship or Place of Organization

Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	46,500

	8. Shared Voting Power	901,478

	9. Sole Dispositive Power	46,500

	10. Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

947,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .............................

13.	Percent of Class Represented by Amount in Row (11)

10.0%

14.	Type of Reporting Person (See Instructions)

HC, CO

DISCLAIMER

Excepting the 46,500 shares owned directly by Sky (defined below), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sky or any entity or individual listed in Item 2 below or on Schedule A hereto that Sky or any such entity or individual is the beneficial owner of any of the common shares of Second Bancorp Incorporated covered by a voting agreement referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement relates to the common shares, no par value (“Common Shares”) of Second Bancorp Incorporated, an Ohio corporation which is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (“Second Bancorp”). The principal executive offices of Second Bancorp are located at 108 Main Avenue SW, Warren, Ohio 44482.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Sky Financial Group, Inc., an Ohio corporation which is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (together with its affiliates, collectively, “Sky”). The principal executive offices of Sky are located at 221 South Church Street, Bowling Green, Ohio 43402. As of the date of this Schedule 13D, Sky provides diversified financial services including banking, insurance, investment and trust services. Sky’s commercial banking affiliate is Sky Bank, Salineville, Ohio. Sky’s other financial services affiliates include Meyer & Eckenrode Insurance Group, Inc., Carnegie, Pennsylvania; M&E Investment Group, Inc., Carnegie, Pennsylvania; Sky Insurance, Inc., Maumee, Ohio; and Sky Trust, National Association, Pepper Pike, Ohio. Sky has a number of other non-material financial services affiliates.

The name, principal occupation and business address of each director and executive officer is listed on Schedule A and incorporated herein by reference. Each of the individuals referred to in this Item 2 (including, to Sky’s knowledge, those listed on Schedule A) are citizens of the United States.

Other than executive officers and directors, to the best of Sky’s knowledge, there are no persons controlling or ultimately in control of Sky. However, Sky notes that Cincinnati Financial Corporation filed a Schedule 13G on February 11, 2004, disclosing its ownership of 5.1% of the common stock of Sky.

(d)-(e) During the last five years, none of the persons or entities referred to in this Item 2 (including, to Sky’s knowledge, the persons and entities listed on Schedule A): (i) has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses), or (ii) was a party to a civil proceeding as a result of which he/she/it would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Sky is filing this statement on Schedule 13D as a result of entering into voting agreements, dated as of January 8, 2004 (the “Voting Agreements”), with 20 Second Bancorp shareholders (the “Supporters”), and not as a result of any acquisition of Common Shares by Sky or any of the persons or entities listed in Item 2 above or on Schedule A hereto. However, prior to entering the Voting Agreements, Sky already owned 46,500 Second Bancorp Common Shares, or approximately 0.49% of the issued and outstanding shares of Second Bancorp, an amount well below the five percent beneficial ownership threshold that would require reporting on Schedule 13D pursuant to Rule 13d-1(a). In the event the Merger (as defined below) is consummated, the Supporters will exchange their respective Second Bancorp Common Shares for Sky common shares in accordance with the terms of the Merger Agreement.

Item 4. Purpose of Transaction

(a)-(b) On January 8, 2004, Second Bancorp and Sky entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Second Bancorp will be merged with and into Sky (the “Merger”) with Sky continuing as the surviving corporation (the “Surviving Corporation”) and Second Bancorp will cease to have a separate legal existence. The Merger was approved by the Boards of Directors of each of Second Bancorp and Sky. The Merger Agreement provides that upon the effective date of the Merger (the “Effective Time”), Second Bancorp shareholders will be entitled to receive, in exchange for each Second Bancorp Common Share held, 1.26 Sky common shares, subject to certain adjustments. To the extent that Sky common shares are received, the exchange is expected to qualify as a tax-free transaction to the Second Bancorp shareholders. The Merger is subject to various contingencies, including the approval of Second Bancorp’s shareholders and the receipt of certain regulatory approvals. Following the Merger, Second Bancorp’s wholly-owned bank subsidiary, The Second National Bank of Warren, a national banking association (“Second National”), will merge with and into Sky’s commercial banking affiliate, Sky Bank, and Second National will cease to have a separate legal existence.

Sky entered into the Voting Agreements with the Supporters to increase the likelihood that the approval of Second Bancorp’s shareholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, the Supporters have agreed to vote their respective shares: (i) in favor of the Merger and the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Second Bancorp and any person or entity other than Sky, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Second Bancorp under the Merger Agreement or that would result in any of the conditions to the obligations of Second Bancorp under the Merger Agreement not being fulfilled. The Voting Agreements and obligations of the Supporters under the Voting Agreements terminate contemporaneously with the termination of the Merger Agreement.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to the full text of: (i) the Merger Agreement filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference, (ii) the form of Voting Agreement filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference; and (iii) the Schedule of Second Bancorp Shareholders with Voting Agreements with Sky filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

(c) Not applicable.

(d) If the Merger is consummated, Second Bancorp will cease to have a separate legal existence and the Surviving Corporation’s Board of Directors shall consist of the current Board of Directors of Sky, plus one additional director selected by Sky who shall be a current director of either Second Bancorp or Second National.

(e) Other than as a result of the Merger described in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation and the Code of Regulations of Sky immediately prior to the Effective Time shall be the Articles of Incorporation and Code of Regulations of the Surviving Corporation.

(h)–(i) Upon consummation of the Merger, Second Bancorp’s Common Shares will be delisted from the NASDAQ National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than described above, Sky has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Sky’s responses with respect to Rows 11, 12 and 13 of the cover pages to this Statement that relate to the aggregate amount and percentage of Second Bancorp Common Shares beneficially owned by Sky are incorporated herein by reference. Sky’s responses with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the amount of Second Bancorp Common Shares as to which Sky has: (i) sole voting power, (ii) shared voting power, (iii) sole dispositive powers, and (iv) shared dispositive power are incorporated herein by reference. Sky owns 46,500 Second Bancorp Common Shares, and possesses the right to vote and the right to dispose of such shares. Sky has no independent right to vote or dispose of the Second Bancorp Common shares subject to the Voting Agreements, and expressly disclaims beneficial ownership of such shares. None of the persons or entities referred to in Item 2 above (including, to Sky’s knowledge, the persons listed on Schedule A) beneficially own any Second Bancorp Common Shares.

(c) Other than the transactions described in Item 4 above, Sky has not effected any transaction in Second Bancorp Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated in this Item 6 by reference. Other than the Merger Agreement and the Voting Agreements (and the transactions contemplated by either of them), there are no contracts, arrangements, understandings or relationships between Sky and any other entity or person with respect to the Second Bancorp Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger between Sky Financial Group, Inc. and Second Bancorp Incorporated dated January 8, 2004.

Exhibit 99.2	Form of Voting Agreement by and between Sky Financial Group, Inc. and dated January 8, 2004.

Exhibit 99.3	Schedule of Second Bancorp Incorporated Shareholders with Voting Agreements with Sky Financial Group, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2004	SKY FINANCIAL GROUP, INC.

	By:	/s/ W. Granger Souder, Jr.
Name: W.Granger Souder, Jr.
Title: ExecutiveVice President, General Counsel and Secretary

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

Exhibit 99.1	Agreement and Plan of Merger by and between Sky Financial Group, Inc. and Second Bancorp Incorporated dated as of January 8, 2004.

Exhibit 99.2	Form of Voting Agreement by and between Sky Financial Group, Inc. and dated as of January 8, 2004.

Exhibit 99.3	Schedule of Second Bancorp Incorporated Shareholders with Voting Agreements with Sky Financial Group, Inc.

Schedule A

1.    Sky Financial Group, Inc.

A.    Directors:

Name	Address	Principal Occupation
Marty E. Adams	221 South Church Street Bowling Green, Ohio 43402	Chairman, President and CEO, Sky Financial Group, Inc.

George N. Chandler, II	24700 Community Drive Beachwood, Ohio 44122	Retired

Robert C. Duvall	613 North Point Drive Holmes Beach, Florida 34217	Retired

Dr. Marylouise Fennell	Higher Education Services 606 Bigelow Street Pittsburgh, Pennsylvania 15207-1206	Consultant/Partner, Higher Education Services Corporation, Pittsburgh, PA, a company that provides financial aid for higher education; and Senior Counsel, The Council Of Independent Colleges, Washington, D.C., an association of independent colleges and universities that provides certain assistance to its members

D. James Hilliker	Better Food Systems, Inc. 101 W. Columbus Ave. Bellefontaine, Ohio 43311	Vice President, Better Food Systems, Inc., a company that owns and operates Wendy’s restaurant franchises

Fred H. Johnson, III	Summitcrest, Inc. 31842 Acker Road, Box 5 Summitville, Ohio 43962	President and CEO, Summitcrest, Inc., a company that operates Angus cattle farms

Jonathan A. Levy	Redstone Construction, Inc. 5050 Belmont Youngstown, Ohio 44505	Partner, Redstone Investments, a real estate development, acquisition and management firm

Gerard P. Mastroianni	Alliance Ventures 1844 West State Street, Suite B Alliance, Ohio 44601	President, Alliance Ventures, a real estate holding company

James C. McBane	McBane Insurance Agency, Inc. 262 Second Street, School St.—Box 340 Bergholz, Ohio 43908	Principal, McBane Insurance Agency, Inc.

Thomas J. O’Shane	9683 Sloane Street Orlando, Florida 32827	Retired

Edward J. Reiter	221 South Church Street Bowling Green, Ohio 43402	Senior Chairman, Sky Financial Group, Inc.

Gregory L. Ridler	17 Port Tack Hilton Head Island, South Carolina 29928	Chairman, Mahoning Valley Region, Sky Bank

A-1

Name	Address	Principal Occupation

Emerson J. Ross, Jr.	3825 Hillandale Road East Toledo, Ohio 43606	Retired

C. Gregory Spangler	Spangler Candy Company 400 North Portland, P.O. Box 71 Bryan, Ohio 43506-0071	Chairman, Spangler Candy Company, a manufacturer of candy products

Robert E. Spitler	Spitler, Vogtsberger & Huffman, LLP 131 East Court Street Bowling Green, Ohio 43402	Managing Partner in the law firm of Spitler, Vogtsberger & Huffman, LLP

Joseph W. Tosh, II	1700 River Road Beaver, Pennsylvania 15009	Retired

B. Executive Officers:

(Note: the business address of each officer is 221 South Church Street, Bowling Green, Ohio 43402)

Name	Principal Occupation

Marty E. Adams	Chairman, President and Chief Executive Officer, Sky Financial Group, Inc.

Perry C. Atwood	Senior Vice President/Corporate Director of Sales, Sky Financial Group, Inc.

Phillip C. Clinard	Senior Vice President/Director of Change Management, Sky Financial Group, Inc.

John F. Craven	Executive Vice President & Chief Operations Officer/Sky Bank Tech Division, and member of Executive Committee of Sky Financial Group, Inc.

Richard R. Hollington III	Regional President/Greater Cleveland Region of Sky Bank, and member of Executive Committee of Sky Financial Group, Inc.

Frank J. Koch	Executive Vice President/Chief Credit Officer, Sky Financial Group, Inc.

Robert E. Morrison	President and Chief Executive Officer of Sky Trust, National Association, and member of Executive Committee of Sky Financial Group, Inc.

Thomas A. Sciorilli	Senior Vice President/Chief Human Resources Officer, Sky Financial Group, Inc.

Curtis E. Shepherd	Senior Vice President/Director of Marketing, Sky Financial Group, Inc.

W. Granger Souder, Jr.	Executive Vice President, General Counsel and Secretary, Sky Financial Group, Inc.

Les Starr	Executive Vice President/Operations & Technology, Sky Financial Group, Inc.

Kevin T. Thompson	Executive Vice President and Chief Financial Officer, Sky Financial Group, Inc.

Christopher L. Whitford	Executive Vice President & Chief Technology Officer/Sky Bank Tech Division, and member of Executive Committee of Sky Financial Group, Inc.

A-2